UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 29, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Uitto)
•	Nokia Corporation - Managers' transactions (Martikainen)

Stock exchange release	1 (2)
29 October 2025

Nokia Corporation
Managers’ transactions
29 October 2025 at 21:00 EET

Nokia Corporation - Managers' transactions (Uitto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 128347/5/4

____________________________________________

Transaction date: 2025-10-29

Venue : NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 57589 Unit price: 6.322 EUR

Aggregated transactions

(1): Volume: 57589 Volume weighted average price: 6.322 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
29 October 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
29 October 2025

Nokia Corporation
Managers’ transactions
29 October 2025 at 21:00 EET

Nokia Corporation - Managers' transactions (Martikainen)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Martikainen, Piia Susanna

Position: Closely associated person

(1): Person Discharging Managerial Responsibilities In Issuer

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 128350/5/6

____________________________________________

Transaction date: 2025-10-28

Venue : NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 35686 Unit price: 5.486 EUR

Aggregated transactions

(1): Volume: 35686 Volume weighted average price: 5.486 EUR

____________________________________________

Transaction date: 2025-10-29

Venue : NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 4167 Unit price: 6.4316 EUR

(2): Volume: 8250 Unit price: 6.457 EUR

www.nokia.com

Stock exchange release	2 (2)
29 October 2025

Aggregated transactions (2):

Volume: 12417 Volume weighted average price: 6.44848 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal